August 7, 2019

Kimberly J. Harris
Chief Executive Officer
Puget Sound Energy Inc.
355 110th Ave NE
Bellevue, Washington 98004

       Re: Puget Sound Energy Inc.
           Registration Statement on Form S-3
           Filed August 2, 2019
           File No. 333-232996

Dear Ms. Harris:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Anderegg, Staff Attorney at 202-551-3342 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Consumer
Products